**CORPORATE SECRETARIAL SERVICES DEPARTMENT**
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2006 AUG 25 P 12:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**CITY DEVELOPMENTS LIMITED**
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/2093/06/LTR

21 August 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

***BY COURIER***

06016334

**SUPPL**

Dear Sirs

**ADR FACILITIES**
**CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)**

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 15 August 2006 (*Announcement by subsidiary company, Millennium & Copthorne Hotels New Zealand Limited on appointment of new independent director*);
- 16 August 2006 (*Completion of Sale of Grand Copthorne Waterfront Hotel*); and
- 17 August 2006 (*Notification on Associated Company*)

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
AUG 28 2006
THOMSON FINANCIAL

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

EL/kw



36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

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| Miscellaneous |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 15-Aug-2006 17:09:48 |
| Announcement No. | 00055 |

| >> Announcement Details |
|---|
| The details of the announcement start here ... |

| | |
|---|---|
| Announcement Title * | Announcement by subsidiary company, Millennium & Copthorne Hotels New Zealand Limited on appointment of new independent director |
| Description | Please find attached the announcement relating to the above released by Millennium & Copthorne Hotels New Zealand Limited on 15 August 2006. |
| **Attachments:** | MCHNZ-AppDir.pdf<br>Total size = **27K**<br>(2048K size limit recommended) |

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# MILLENNIUM & COPTHORNE HOTELS NEW ZEALAND LIMITED ANNOUNCES APPOINTMENT OF NEW INDEPENDENT DIRECTOR

**Media release** **15 August 2006**

---

Millennium & Copthorne Hotels New Zealand Limited (MCK) today announced the appointment of Graham McKenzie as an Independent Director to its Board.

Chairman Wong Hong Ren said that the Board has determined that Mr. McKenzie is an Independent Director and that he would take up his position immediately.

Ends

Issued by Millennium & Copthorne Hotels New Zealand Ltd

Any inquiries please contact:
B K Chiu
Managing Director
Millennium & Copthorne Hotels New Zealand Ltd
(09) 913 8001

or

Takeshi Ito
Company Secretary
(09) 913 8005

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**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 16-Aug-2006 17:08:48 |
| Announcement No. | 00031 |

**>> Announcement Details**

The details of the announcement start here ...

Announcement Title * | Completion of Sale of Grand Copthorne Waterfront Hotel

Description

Further to our announcement dated 19 July 2006 relating to the initial public offering of CDL Hospitality Trusts, the board of directors of City Developments Limited (the "Company") is pleased to announce that the Company has today completed its sale of the hotel known as Grand Copthorne Waterfront Hotel Singapore, located at 392 Havelock Road, Singapore 169663, pursuant to a sale and purchase agreement dated 12 June 2006 between the Company, as vendor, and DBS Trustee Limited, as trustee of CDL Hospitality Real Estate Investment Trust ("H-REIT"). Accordingly, the Company has today issued a lease in favour of H-REIT for a term of 75 years commencing from 19 July 2006 (being the date of the listing of the stapled securities of CDL H-Trusts on the Singapore Exchange Securities Trading Limited).

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

16 August 2006

**Attachments:**

Total size = **0**
(2048K size limit recommended)

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Print this page

| Miscellaneous |
| --- |
| * Asterisks denote mandatory information |

| | |
| --- | --- |
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 17-Aug-2006 12:33:16 |
| Announcement No. | 00011 |

**>> Announcement Details**

The details of the announcement start here ...

Announcement Title * Notification on Associated Company

Description

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that Brighton Development (S) Pte Ltd, an associated company in which the Company has 50% shareholding interest, has been placed under members' voluntary liquidation.

By Order of the Board

Enid Ling Peek Fong
Company Secretary
17 August 2006

**Attachments:** Total size = **0**
(2048K size limit recommended)

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